Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.

Form 51-102F1 Management’s Discussion & Analysis

For the year ended August 31, 2025

1.1 Date November 28, 2025

Introduction

The following management’s discussion and analysis (“MD&A”), prepared for the year ended “August 31, 2025, is a review of operations, current financial position and outlook for Vision Marine Technologies Inc. (the “Company”), and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended August 31, 2025 and 2024 and the notes thereto. Amounts are reported in U.S. dollars based upon the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the International Accounting Standards Board.

Change in Presentation Currency

Effective June 20, 2025, the Company changed its presentation currency for the consolidated financial statements for the years ended August 31, 2025 and 2024 from Canadian dollars to U.S. dollars. The change was made to enhance the relevance and reliability of the Company’s financial reporting given its increased U.S. operations resulting from the acquisition of Nautical Ventures Group Inc. (“NVG”). In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company’s presentation currency and, accordingly, the comparative figures for 2024 and 2023 contained in the following MD&A have been restated.

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, comparative financial information has been translated into U.S. dollars as follows:

●	assets and liabilities at closing exchange rates at the respective reporting dates;
●	equity transactions at historical exchange rates; and
●	income and expenses at average exchange rates for the respective periods.

Resulting translation differences were recognized in accumulated other comprehensive income.

Forward-Looking Statements

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Risks and Uncertainties

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have seven years of audited financial statements.

Additionally, we recently acquired NVG and its subsidiaries, a business whose assets and revenues account for the vast majority of our assets and revenues as of August 31, 2025. You have less available public information regarding NVG than for our Company prior to the acquisition. Audited financial statements for NVG have only been publicly filed as of, and for the years ended December 31, 2024 and 2023 and unaudited financials as of, and for the three months ended March 31, 2025.

We currently have a net loss, and if we are unable to achieve and grow a net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $21,651,993 for the fiscal year ended August 31, 2025, as compared to a net loss of $10,383,171 for the prior fiscal year. We may never achieve net income or if we do it may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not ever significantly exceed our expenses and may even be lower than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain net income may mean that we will have to curtail our planned growth in operations or resort to financings to fund such growth in the future.

To carry out our proposed business plan, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of debt or equity securities, in either private placements or additional registered offerings. We require substantial access to capital for operations. For example, of our $61,462,255 in total liabilities as of August 31, 2025, $32,511,664 consisted of notes payable related to floor plan financing for the purchase of inventory. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans and floor financing plans. Financing might not be available to us or, if available, only on terms that are not favorable or acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, sell non-essential assets or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred share financings in the future. During the year ended August 31, 2025, we issued 2,986,234 common shares and 1,470,000 pre-funded warrants through various financings for net proceeds of $25,103,817, and we anticipate additional financings in the future. As a result, your rights and the value of your investment in our securities could be reduced. Interest on debt securities or floor plan financings could increase costs and negatively impact operating results. Preferred shares could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as determined by the Board. The terms of preferred shares could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment in our common shares.

Expected benefits from business acquisitions may not materialize due to integration challenges

On June 20, 2025, we acquired 100% of the equity of NVG, a Florida-based recreational boat dealership, marina, and service provider. The success of a business acquisition depends on the integration of the acquired business through such tasks as the realization of synergies, elimination of cost duplication, information systems integration, and establishment of controls and procedures. The inability to adequately integrate an acquired business in a timely manner might result in lost business opportunities, higher than expected integration costs and departures of key personnel, all of which could have a negative impact on potential future earnings.

Demand in the boat industry is highly volatile.

Fluctuations in demand for recreational boats, parts and accessories may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we compete have been subject to considerable volatility in demand in recent periods. Recreational boats and related items are non-essential items, and demand for them depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational boats decrease during economic downturns. We have fewer financial resources than more established boat retailers and manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region, may adversely affect sales and rentals in that particular geographic region, especially during the peak boating season in such particular geographic region. Sales and rentals of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand for our products. Conversely, uncomfortable weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales and rentals were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales and rentals in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales and rentals may be affected to a greater degree than we have previously experienced.

Interest rate increases could adversely affect sales.

Many of the purchasers of boats sold by NVG finance those purchases through loans. If interest rates rise, the cost of boat purchases for consumers relying on a financing plan will also rise. Changes by the U.S. Federal Reserve to raise its benchmark interest rate would likely significantly increase higher long-term interest rates, which could negatively impact, our customers’ willingness or desire to take out loans to purchase our products.

Inflation could adversely affect our financial results.

The market prices of certain materials and components used by us and our suppliers in manufacturing our products can be volatile. Significant increases in inflation, particularly those related to wages and increases in the cost of raw materials, may have an adverse impact on the business, financial condition, and results of operations of us or our suppliers, and our suppliers may in turn pass such increases along to us by raising the cost of our inventories. In addition, new boat buyers often finance their purchases. Inflation, along with a rise in interest rates, could translate into an increased cost of boat ownership. If inflation continues to occur and if the Federal Reserve fails to cut interest rates further or raises interest rates again, prospective consumers may choose to forego or delay their purchases or buy a less expensive boat in the event credit is not available to finance their boat purchases.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon (our Chief Executive Officer), Daniel Rathe (our Chief Technical Officer), Raffi Sossoyan (our Chief Financial Officer), Roger Moore (our Chief Revenue Officer) and Maxime Podrier (our Chief Operating Officer). A number of these key employees and consultants have significant experience in the recreational boating, manufacturing and electric vehicle industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty locating, or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous regulations, including environmental, health and safety laws, and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous regulations including those related to environmental, health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the marketing, selling, financing and servicing of boats as well as the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our boats or powertrains cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements could have a material adverse effect on our company and its operating results.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims of product liability and warranty claims in the event our products or the products that we sell actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products and the products that we sell involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our electric boats and powertrains contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Likewise, the internal combustion engines in several of the boats we sell operate on highly flammable fuel. Any personal injury or wrongful death claim could, even if not justified, prove expensive to contest.

We do not provide warranties for the boats we sell but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the boats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products, components in our products or products that we sell are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

We face potential liability from workplace accidents.

We are engaged in a business that exposes us to claims of workplace liability as our employees are exposed to moving mechanical parts, chemicals used in manufacturing, heavy equipment and combustible fuels, among other conditions that could lead to personal injury. For example, we face legal uncertainty in connection with an October 2024 fire that occurred prior to our acquisition of NVG that had started at NVG’s marina while employees were servicing a boat. This fire injured five employees, one fatally. In connection with this accident, (i) the estate of the deceased employee began legal proceedings against us (we filed a motion to dismiss the initial claim, which was granted), (ii) we have been named as a defendant in a suit seeking recovery for damages and lost income from the owner of a trailer damaged in the accident; and (iii) we are negotiating with the Occupational Safety and Health Administration for the settlement of claims concerning alleged workplace safety violations. Any damages that we are ordered to pay as a result of these claims or any other claims that may arise from our workplace environment (or that we opt to pay in a settlement) could materially affect our results of operations.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including growing inflationary concerns and tariff uncertainty, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in:

●	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and
●	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

accordingly, on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on Canadian, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares.

Our business may be materially affected by future pandemics.

Potential future pandemics may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the pandemic, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Any such pandemic may adversely affect our ability to produce goods or purchase goods from third parties as well as consumer demand for such goods.

We are vulnerable to supply chain risks.

We rely upon efficient and predictable supply chains for both the development of our e-Motion powertrain as well as the delivery of boats, parts and accessories from third-party manufacturers. Delays in supply chains could adversely impact our production as well as the delivery of inventory for sale, which in turn could adversely affect our revenues. Such supply chain disruptions could be rapid and unexpected and could arise from wars and other geopolitical conflicts, tariff disputes, future pandemics, natural disasters and other unforeseen events that could prevent the timely production of raw materials and goods that we or our manufacturers need and/or the timely delivery of such raw materials and goods.

Fluctuations in currency exchange rates may significantly impact our results of operations.

The Company’s presentation currency is the U.S. dollar, while the functional currency of the parent company remains the Canadian dollar. Our operations are conducted in both the United States and Canada. However, the majority of our revenues for the 2025 fiscal year were generated in the United States, and substantially all of our outstanding debt obligations are denominated in U.S. dollars. As a result, we are exposed to both currency translation risk and currency transaction risk.

Because our presentation currency is the U.S. dollar, the financial results and position of entities with a Canadian-dollar functional currency must be translated into U.S. dollars for reporting purposes. Fluctuations in the CAD–USD exchange rate may therefore cause significant volatility in our reported assets, liabilities, revenues, expenses, and accumulated other comprehensive income, even when underlying local currency results have not changed. During fiscal 2025, the monthly average exchange rate published by the Bank of Canada ranged from a high of C$1.4390 per US$1.00 to a low of C$1.3546 per US$1.00, reflecting continued volatility.

We are also exposed to transaction-level foreign exchange risk, as many of our costs, debt obligations, and operating expenditures are denominated in U.S. dollars, while the parent company’s functional currency is the Canadian dollar. Consequently, a strengthening of the U.S. dollar relative to the Canadian dollar increases the CAD-equivalent cost of our U.S. dollar–denominated expenses, debt service, and working capital requirements. Conversely, a weakening of the U.S. dollar reduces these CAD-equivalent amounts but may negatively affect the translated value of Canadian-dollar assets or results when presented in U.S. dollars.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Canadian dollar. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

If we experience material weaknesses or otherwise fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

As a result of the year-end assessment process for the year ended August 31, 2025, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2025. We are working on remediating the identified material weakness.

If we fail to identify or remediate any current or future material weaknesses in our internal controls over financial reporting, we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates a substantial doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations depend upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurance that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we are unable to maintain compliance with Nasdaq’s continued listing requirements, Nasdaq may choose to delist our securities from its exchange or may subject us to additional restrictions, which may adversely affect the liquidity and trading price of our securities.

Our securities are currently listed on Nasdaq Capital Market maintained by The Nasdaq Stock Market LLC (“Nasdaq”). Nasdaq sets out certain standards that companies quoted on the Nasdaq Capital Market must continue to meet to remain on the Nasdaq Capital Market. In the past, we have received notices from Nasdaq that we failed to comply with some of those standards including that the closing bid price of our common shares no longer complied with the minimum bid price requirement of $1.00 per share (the “Minimum Bid Price Requirement”).

Although we took steps to regain compliance with the Minimum Bid Requirement by enacting two reverse stock splits that had the practical effect of a 1:135 reverse stock split and satisfied a Nasdaq Hearing Panel of the same, Nasdaq imposed a Discretionary Panel Monitor, in application of Listing Rule 5815(d)(4)(A), for a period of one year to ensure that we maintain long-term compliance with all of the Nasdaq’s continued listing requirements. Should we fail to maintain compliance with any continued listing requirement, Nasdaq may notify us if such non-compliance and promptly schedule a new hearing with the Nasdaq Hearing Panel. As of November 26, 2025, the closing price of our common shares on the Nasdaq Capital Market was $1.23, which is approaching the $1.00 listing requirement. If we further violate Nasdaq’s continued listing requirement, we could be delisted. A delisting would likely have a negative effect on the liquidity and market price of our common shares and may impair your ability to sell or purchase our common shares when you wish to do so.

If Nasdaq delists our common shares from trading on its exchange and we are not able to list our common shares on another national securities exchange, our common shares may be quoted on an over-the-counter market. However, if this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our common shares are a “penny stock”, which will require brokers trading in such common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

As a result, an investor would likely find it more difficult to trade, or to obtain accurate price quotations for, our securities if our securities are de-listed from Nasdaq. Delisting would likely also reduce the visibility, liquidity and value of our securities, including as a result of reduced institutional investor interest in our company, and may increase the volatility of our securities.

In an effort to maintain compliance with the Minimum Bid Price Requirement, we recently enacted a third reverse stock split. We may need to enact additional reverse stock splits to maintain compliance if we fail to meet the Minimum Bid Price Requirement in the future.

As mentioned above, we enacted a 1-for-15 reverse stock split of our Voting Common Shares on August 22, 2024, and a reverse stock split of 1-for-9 of our Voting Common Shares on October 8, 2024, in an effort to regain compliance with Nasdaq’s minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). To maintain compliance, the closing bid price of our common shares cannot be less $1.00 per share for 30 consecutive days, otherwise we would be subject to an automatic Nasdaq Hearing Panel which could result in a delisting from the Nasdaq Capital Market. In an effort to maintain compliance with the Minimum Bid Price Requirement, we enacted a third reverse stock split on a 1-for-10 basis on March 31, 2025. The cumulative effect of the three reverse stock splits was 1-for-1,350. While this action was sufficient to ensure that we maintain a minimum bid price for our common shares above $1.00, there are no assurances that we will maintain such compliance in the future. If we have to enact a fourth reverse stock split to maintain compliance in the future, we may not be able to do so as the Nasdaq may object to such a fourth reverse stock split or we may not have sufficient room for a reverse stock split given other listing requirements such as the minimum number of common shares required to be in circulation and held by the public. Even if we enacted a fourth reverse stock split, the public markets could view any such future reverse stock split negatively, and the per share price of our common shares could be adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec and the majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”), and our executive offices are located outside of the United States in Boisbriand, Quebec. Our officers and the majority of our directors reside outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually based on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made based on information as of February 28, 2026. Although we have concluded that we will continue to be a foreign private issuer in our fiscal year starting September 1, 2025, we may lose our foreign private issuer status for the fiscal year starting September 1, 2026 as a result of our acquisition of NVG.

If we cease to be a foreign private issuer, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we cease to be a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges (including the Nasdaq Capital Market) that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

Risks Related to NVG

In June 2025, we expanded our business through the acquisition of NVG, a business that consists of dealerships that sell boats, boat parts and accessories. The following risks, which are in addition to other risks set out herein, are more specifically related to those operations.

Our success will depend, in part, upon our continued access to financing for inventory.

Our dealership business requires a large inventory to satisfy potential customers with different tastes and price points. We require adequate financing to purchase such inventory. This financing is generally in the form of floor plan financing provided by banks or other lending institutions or from manufacturers of boats and other items that we sell. Of the $61.5 million in our total liabilities as of August 31, 2025, $32.5 million consisted of notes payable related to floor plan financing. Access to floor plan financing generally facilitates our ability to increase our inventory. The availability and terms of floor plan financing depends upon:

●	our ability to access certain capital markets and to fund operations in a cost-effective manner;

●	the performance of our overall credit portfolios;
●	the willingness of manufacturers to accept the risks associated with lending to us; and
●	our overall creditworthiness.

If floor plan financing were not available to us, our sales and our working capital levels could be adversely affected as we would likely have less models available for sale in our inventory and would likely make less sales.

Our business model entails carrying substantial amounts of debt.

Our subsidiary NVG is highly leveraged. The model for NVG’ dealership business entails incurring a substantial amount of debt for both the purchase of inventory through floor plan financing (for example, as of August 31, 2025, we had $32.5 million of notes payable related to floor plan financing) and long-term debt related to equipment loans (for example, as of August 31, 2025, we had $2.0 million of long-term debt). Failure to properly service this debt could cause us to sell assets at less than their market value, refinance these debts on unfavorable terms or issue debt and/or equity securities on unfavorable terms. If we were to default on any of this debt, we could incur severe penalties, be prevented from incurring any additional debt, default on unrelated debt, have repayment of outstanding debt accelerated and/or lose any assets (such as inventory or real property) secured by such debt or by court order. Although NVG has entered into forbearance agreements with its floor plan lenders, such agreements only provide short-term relief from enforcement actions and the protection they offer is limited to the duration of the forbearance period. Once the forbearance period expires, we could be subject to the enforcement actions described above if were to default on any of the floor plan loan arrangements.

Our success depends to a significant extent on the well-being, as well as the continued popularity and reputation for quality of the boating products of our manufacturers. The failure to obtain a high quality and desirable mix of competitively priced products that our customers demand could have a material adverse effect on our business, financial condition, and results of operations.

We depend on our manufacturers to provide us with products that compare favorably with competing products in terms of quality, performance, safety, and advanced features, including the latest advances in propulsion and navigation systems. Any adverse change in the production efficiency, product development efforts, technological advancement, expansion of manufacturing footprint, supply chain and third-party suppliers, marketplace acceptance, marketing capabilities, ability to secure adequate access to capital, and financial condition of our manufacturers could have a substantial adverse impact on our business. Any difficulties encountered by any of our manufacturers resulting from economic, financial, supply chain, or other factors could adversely affect the quality and amount of products that they are able to supply to us and the services and support they provide to us.

Any interruption or discontinuance of the operations of the manufacturers that we purchase from could cause us to experience shortfalls, disruptions or delays with respect to needed inventory. Alternate sources to any manufacturer experiencing such difficulties may not be available at the time of any interruption, and alternative products may not be available at comparable quality and price.

We rely on one manufacturer for a substantial portion of our sales

NVG relies on one manufacturer for a substantial portion of its revenues. In our fiscal year ended August 31, 2025, the sale of boats from Axopar represented approximately 38% of our net revenues. If our relationships with this manufacturer deteriorated, if it were to experience financial hardship or if it were to cease operations, the price at which we purchase these boats could increase or we might not be able to purchase them at all. Additionally, Axopar manufactures the majority of its boats in Poland. If the current U.S. administration were to impose new tariffs on goods manufactured in Poland (as is currently proposed), the cost to us of these boats could significantly increase. As a result of these factors, our margins could decrease or we may lose sales as a result of an increase in the price at which we sell these goods.

We face intense competition.

We operate in a highly competitive environment. In addition to facing competition generally from recreation businesses seeking to attract consumers’ leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations. We rely to a certain extent on boat shows to generate sales.

We compete primarily with boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, online catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing and other resources. Private sales of used boats represent an additional source of competition.

Due to various matters, including environmental concerns, permitting and zoning requirements, and competition for waterfront real estate, some markets in the United States have experienced an increased waiting list for marina and storage availability. Marine retail activity could be adversely affected in markets that do not have sufficient marine and storage availability to satisfy demand.

Timing of sales and failure to adequately anticipate consumer preference and demand may have an adverse impact on our business.

Forecasting optimal inventory levels is difficult to predict based on, among other things, changes in economic conditions, consumer preferences, delivery of new models from manufacturers, and timing of sales. Failure to adequately anticipate consumer demand and preferences could negatively impact our inventory management strategies, inventory carrying costs, and our operating margins.

Our sales volume and profit margin on each sale may be materially and adversely affected if manufacturers discontinue or change their incentive programs.

We depend on manufacturers of boats, parts and accessories for certain sales incentives, warranties and other programs that are intended to promote and support new sales. Manufacturers routinely modify their incentive programs in response to changing market conditions. Some of the key incentive programs include:

●	customer rebates or below market financing on new boats;
●	dealer incentives on new boats; and
●	warranties on new and used boats.

A reduction or discontinuation of a manufacturer’s incentive programs may materially and adversely affect our profitability.

We depend on manufacturers to supply us with sufficient numbers of popular and profitable new models.

Manufacturers typically allocate their boats among dealerships based on the sales history of each dealership. Supplies of popular new boats may be limited by the applicable manufacturer’s production capabilities. Popular new boats that are in limited supply typically produce the highest profit margins. We depend on manufacturers to provide us with a desirable mix of popular new boats. Our operating results may be materially adversely affected if we do not obtain a sufficient supply of these boats.

We envision generating significant revenue from the sale of parts and accessories and the provision of services to customers related to boats but will be less likely to do so if we do not sell boats to those customers.

We believe that we can generate a substantial portion of our revenues from our NVG locations from the provision of maintenance required to keep a boat operational, safe, and efficient, integration of electronic, mechanical, and software components onto a boat, providing financing services, and selling warranties, parts and accessories. Although we will try to sell these services and products to anyone needing them, it will be easier to sell such services and products to persons who have already purchased a boat from us and as a result have a re-existing relationship. Consequently, any decrease in the number of boats that we are able to sell will likely result in a decrease in the sale of these related services.

We have the option to acquire additional properties, and if the contingent conditions to do so do not occur, we may be prevented from acquiring such properties.

We entered into an Equity Purchase Agreement in June 2025 to acquire NVG and its subsidiaries. Initially, we had intended to acquire six pieces of real property that NVG owned and from which it operated its business in the transaction, but instead we acquired the option to purchase these properties. This option allows us to acquire the equity of the entities holding the properties or approve a sale of the properties and receive the net proceeds on such sale after selling costs and reimbursement of the respective mortgages. We negotiated for the acquisition of the option to purchase those properties instead of purchasing them outright because the mortgage lender on those properties refused to extend the existing mortgages on those properties beyond the closing of the transaction because the ultimate shareholder of NVG would be a non-U.S. entity post-closing. Of the six properties that we initially had an option to purchase, two have been sold subsequent to August 31, 2025 and we received approximately $3.8 million in net proceeds on the sales. Therefore, we now have the option to purchase four properties if we are able to obtain an alternative source of financing. If we are unable to obtain such financing, we might never exercise our option to acquire these properties. If that were to occur, instead of owning the land on which we conduct our operations, we would lease it and be subject to the risks involved in being a lessee.

We have significant relationships with various third-party warranty insurers and administrators. These third-parties are the obligor of service warranty policies sold to our customers. Additionally, we have agreements in place that allow for future income based on the claims experience on policies sold to our customers.

We sell service warranty policies to our customers issued by various third-party obligors. We receive additional fee income if actual claims are less than the amounts reserved for anticipated claims and the costs of administration and administrator profit.

A decline in the financial health of any third-party insurer could jeopardize the claims reserves held by the administrator and prevent us from collecting the experience payments anticipated to be earned in future years. While the amount we receive varies annually, the loss of this income could negatively impact our business, results of operations, financial condition and cash flows. Further, the inability of an insurer to honor service warranty claims would likely result in reputational risk to us and might result in claims to cover any default by the insurer.

Changes to trade policies, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

In our fiscal year ended August 31, 2025, approximately 98% of our sales and rentals occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. The current U.S. administration has recently implemented tariffs on various countries and products to levels not seen in over 50 years and has imposed and threatened to impose new tariffs on goods manufactured in Canada (like our boats and proposed mass manufacturing of our powertrains). There is uncertainty as to whether the tariffs imposed by the current U.S. administration are permanent, will be increased as a result of retaliatory measures or will be increased unilaterally. Such policy changes and the uncertainty surrounding them may place greater restrictions and economic disincentives on international trade and may have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations. Specifically, such tariffs could increase the cost of our products to U.S. consumers and increase the cost of our rental boat operations in the United States.

Additionally, approximately 54% of the boats sold by NVG in our 2025 fiscal year were manufactured by Axopar. Axopar manufactures the majority of its boats in Poland. If the current U.S. administration were to impose new tariffs on goods manufactured in Poland (as is currently proposed), the cost to us of these boats could significantly increase. This could have a material adverse affect on our expenses as well as the price at which we sell such boats and the number of such boats sold.

We are vulnerable to geographic risk.

In June 2025, we acquired a network of dealerships through our acquisition of NVG. Of our approximately $13.8 million in revenue for the year ended August 31, 2025, approximately $12.8 million was generated by NVG. All of NVG physical locations are located in the State of Florida. If Florida were to suffer natural disasters, such as hurricanes, tropical storms, fire or floods, if Florida were otherwise exposed to a regional downturn in its economic condition, or if our competitors in Florida became more successful, our sales and revenues could be materially reduced. Unless we expand our network of dealerships outside of Florida, our geographic risk is concentrated in a regional area instead of being spread nationally or even globally.

The availability of boat insurance is critical to our success.

The ability of our customers to secure reasonably affordable boat insurance that is satisfactory to lenders that finance our customers’ purchases is critical to our success. Any difficulty of customers to obtain affordable boat insurance could impede boat sales and adversely affect our business.

Risks Related to our Electric Operations

Prior to June 2025, we exclusively focused our operations on the development and manufacture of our proprietary E-Motion™ Electric Powertrain System, the manufacture of a limited number of electric boats and the rental of electric boats. Although we have expanded our business through the acquisition of NVG, we intend to continue pursuing these operations, especially those related to our E-

Motion™ Electric Powertrain System. The following risks, which are in addition to other risks set out herein, are more specifically related to those operations.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent a significant portion of our revenue in our coming accounting periods. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Even if we do develop such relationships with OEMs, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline, and we may not meet our new timelines. If we are not successful in commercializing our product or if sales of our electric powertrain are less than we estimate, our business may not grow as expected.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

●	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric powerboats;
●	the environmental consciousness of consumers;
●	the availability of tax and other governmental incentives to manufacture electric powerboats; and
●	increased costs related to tariffs and possible inflation.

Any of the factors described above may cause current or potential customers not to purchase our electric powerboat, which would materially adversely affect our business, operating results, financial condition and prospects.

Our future growth depends upon consumers’ preference for outboard motors.

We envision the majority of our growth deriving from the sale of our electric powertrain for an outboard motor. If consumer preferences lead to a decline in outboard motors, the OEMs we intend to sell our electric powertrain to may produce less electric boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. Likewise, we purchase parts for the assembly of our powertrains rather than manufacture the individual components. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. Some of our third-party suppliers may experience delays in delivering parts and components for our products. If we experience delays in receiving our supplies from these third-parties, if they significantly increase the cost of these components or if they cease offering us these components, we may have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1,000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric powerboats.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric powerboats, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric powerboat technology, we may lose our competitive position in the industry.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may lose our competitive position in the industry. Any failure to keep up with advances in electric powerboat technology could result in a loss of our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture lead or lithium battery cells, and as a result, we are dependent on suppliers of battery cell technology for our battery packs.

We intend to rely on a third-party for the manufacture of what we envision will become our principal product.

If we are able to commercialize our E-Motion™ electric powertrain system, we intend to use a third-party to mass produce our powertrains. In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada. If the current U.S. administration implements its threatened significant tariffs on all or select imports from Canada, OEMs located in the United States might not find the post-tariff cost of our powertrains produced at this facility to be sufficiently competitive. Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. If Linamar Corporation is unable to satisfactorily manufacture our E-Motion™ powertrains, we will be forced to find a new third-party manufacturer or to produce such powertrains inhouse (with our current facilities we believe that we are limited to producing 300 electric powertrains per year in addition to producing

150 boats per year). Any such change in manufacturers could lead to a delay in our ability to deliver on purchase orders or the loss of such purchase orders, which in turn could adversely affect our revenue or the timing of our revenue.

If we are unable to meet our production and development goals, we may need to change our business plans for our E-Motion powertrains or the timeline in which we expect to carry them out.

Our ability to carry out our business plans for the commercialization of our powertrains depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past, we have not always met our production and development goals. For example, we expected to manufacture approximately 50 powerboats, and begin commercialization of our electric powertrains in calendar 2023, and we did not meet these goals. If any such delays or failures were to cause a material change to our proposed business plans, such change could result in materially adverse changes in our projected revenues or expenses and could jeopardize the viability of our E-Motion powertrains.

If our suppliers sell us parts or components containing conflict minerals, we may be required at significant expense to find suppliers that do not use conflict minerals.

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) requiring the Securities and Exchange Commission (“SEC”) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are currently defined by U.S. Law as tin, tantalum, tungsten and gold (also known as “3TG”) and related derivatives. Within a year of becoming a public company, the SEC rules require any SEC registrant whose commercial products contain any 3TG (“3TG Product”) to determine whether the 3TG in the 3TG Product originated from the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, the “DRC Region”) and, if so, whether the 3TG is “conflict free”. “3TG Conflict Free” means that the supply chain is transparent and the 3TG in 3TG Products does not directly or indirectly benefit armed groups responsible for serious human rights abuses in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of 3TG originating in the DRC Region.

We may need to expend time and money on determining whether our products contain conflict minerals. To date, we have not conducted such an analysis. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with use of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

The unavailability, reduction or elimination of government economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways, make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

Our business may be adversely affected by labor and union activities.

None of our employees are currently represented by a labor union. It is common in Quebec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs among our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in the regions where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

Our intellectual property is not fully protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

While we have filed trademark applications with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”, we have not yet fully protected our intellectual property rights, particularly for our E-Motion™ powertrain system, through patents or formal copyright or trademark registration. We have currently filed 13 patent applications with the U.S. Patent and Trademark Office with respect to our E-Motion™ powertrain system and intend to file another 11 patent applications related to this system over the next twelve months. All filed patent applications are currently pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we fully protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

We have retained a patent lawyer to begin the process of filing patent applications for up to 24 patents related to our E-Motion™ powertrain system; to date, we have filed thirteen patent applications. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We have limited registered trademarks for our products and trade names

We have submitted applications for registered trademarks for our name and some of our brands, and, while such applications have been granted, not all of our brands currently have registered trademark protection. Any future trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products to be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, limited trademarks or registered copyrights. We have yet to apply for protection for at least twelve components of intellectual property for which we intend to file patent applications, and we operate under the names “Nautical Ventures Group” and “Aquazone” without trademark protection. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
●	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;
●	establish and maintain alternative branding for our products and services; or
●	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

1.2      Overall Performance

Description of Business

The Company was incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and its principal activity was the manufacture, sale, and rental of electric boats, as well as the design and commercialization of electric propulsion systems. On June 20, 2025, the Company completed the acquisition of all issued and outstanding shares of NVG, a Florida‑based recreational boat retailer and service company. The acquisition significantly expands the Company’s U.S. operations and distribution capabilities.

The head office and principal address of the Company are located at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Additional information related to the Company is available on SEDAR at www.sedar.com and on the SEC’s website at https://www.sec.gov/edgar/searchedgar/companysearch. The information contained on SEDAR is for your reference and is not incorporated by reference into any filings we have made with the SEC, including our registration statement on Form F-3 (no. 333-267893) and any prospectus supplements thereunder.

Performance Summary

The following is a summary of significant events and transactions that occurred during and subsequent to the fiscal year ended August 31, 2025:

On September 10, 2024, the Company announced its strategic alliance with ePropulsion to empower the groundbreaking Phantom Boat, crafted from innovative plastic rotomolding technology. Following its debut at the Miami International Boat Show, the Phantom is set to showcase a customized electric ePropulsion system. In this partnership, the Phantom will be available through select ePropulsion dealers, both on request and by recommendation across its dealer network.

On September 23, 2024, the Company announced the launch of its E-Motion™ 180e Inboard electric motor system that delivers a continuous 180hp at the propeller.

On November 18, 2024, the Company announced a new production initiative with Smoker Craft Inc., a U.S.-based pontoon manufacturer known for its precision engineering and advanced manufacturing capabilities. This collaboration is expected to produce a state-of-the-art pontoon platform specifically designed to integrate Vision Marine’s high-performance (180 HP) electric propulsion systems, specifically the pontoon-designed P-Powerpack. The Company believes the powerpack will merge cutting-edge technology and exceptional craftsmanship into a transformative product for the marine industry.

On November 20, 2024, the Company announced its participation in the grand opening of Aileron, a prestigious residential project in Dania Beach Florida. In October 2021, the Company secured its role in the Aileron project under an agreement which includes exclusive use of 400 lineal feet of commercial docks at this prime waterfront location.

On December 1, 2024, the Company announced that it had entered into a milestone partnership with Massimo Marine, the marine division of Massimo Group (Nasdaq: MAMO). This collaboration aims to produce a fully integrated 30-foot electric pontoon platform designed for commercial and recreational markets.

On December 8, 2024, the Company announced a strategic partnership with Armada Pontoons, a renowned manufacturer of high-quality pontoon boats based in Quebec, Canada. This collaboration introduces a new electric pontoon boat design to meet the growing demand for eco-friendly, regulation-compliant, and competitively priced boating solutions for North America’s vast network of lakes.

On January 9, 2025, the Company announced the establishment of a production line for custom cooling plates in partnership with Calip Group, a leader in high-tech welding processes. Under this collaboration, Calip Group will supply components that enhance the thermal management of the Company’s high-voltage (HV) marine battery packs. These custom cooling plates are specifically tailored to meet the stringent demands of marine applications, with production slated to begin in 2025.

On January 14, 2025, the Company announced the filing of its sixth patent application related to its E-Motion™ Electric Powertrain System for a Battery Authentication Encryption Technology. This system is designed to securely integrate proprietary components within the E-Motion™ Electric Powertrain, prevent third-party substitution, and gather valuable boaters’ data, reinforcing the strategic value of the Company’s advanced technology.

On January 27, 2025, the Company announced the filing of its seventh patent application related to its E-Motion™ Electric Powertrain System for a new Independent Fault Detection Technology which is designed to autonomously manage critical powertrain components, improving operational performance and reliability, while addressing the unique demands of the electric marine industry.

On January 31, 2025, the Company announced that one of its boats integrated with our E-Motion™ 180E Electric Marine HV Powertrain has successfully received “CE” certification or European conformity.

On February 6, 2025, the Company announced the filing of its eighth patent application related to its E-Motion™ Electric Powertrain System for its newly developed Distributed Control System Architecture, which aims to simplify system integration, enhance scalability, and improve operational efficiency in electric marine vessels.

On February 10, 2025, the Company announced the appointment of Pierre-Yves Terrisse to its Board of Directors.

On February 12, 2025, the Company announced that it has expanded its partnership with Aileron Residences, a premier luxury waterfront community being developed in Dania Beach, Florida, enabling the Company’s boat rental operations to progressively begin offering rental services in the near future. As part of this expanded partnership, Aileron Residences residents will be eligible to receive automatic membership to the Company’s exclusive electric boat club in the near future, granting them effortless access to a fleet of high-performance electric vessels.

On February 19, 2025, the Company announced an enhanced collaboration with Electrified Marina, the only 100% electric watercraft dealer in the U.S. Through this strengthened partnership, the Company will provide Electrified Marina with additional resources to bolster its role as a leading distributor and ambassador for the Company’s E-Motion™ electric propulsion technology. This initiative aims to expand consumer access to high-performance, zero-emission boating solutions along the East Coast.

On February 21, 2025, the Company announced that its Board of Directors had approved the establishment of a stock repurchase program authorizing the repurchase of up to 5% of the Company’s issued and outstanding common shares. The Company intends to enter into a 10b-18 trading plan establishing such a program in the near future. Under this authorization, the Company envisions repurchasing shares from time to time at its discretion through a 10b-18 trading plan. The timing and amount of any repurchases would be determined pursuant to such plan. To date, no repurchases have been made under this plan.

On February 24, 2025, the Company announced the filing of its ninth patent application related to its E-Motion™ Electric Powertrain System for its Outboard Power Control Unit (“PCU”) designed for electric marine vessels for the autonomous management of propulsion parameters and cooling operations to deliver enhanced efficiency and reliability. Leveraging a dual-CAN bus architecture, the PCU promotes seamless communication with both internal sensors and actuators within the outboard engine housing and external vessel control units. This architecture promotes real-time autonomous control of the electric motor, designed to increase performance while maintaining robust safety protocols and scalability.

On February 27, 2025, the Company announced the signing of a three-year exclusive supply agreement with MS Marine GmbH (“STERK”). This agreement positions the Company to become the sole provider of electric propulsion systems for STERK boats and grants the Company the exclusive global distribution rights for electric-powered STERK vessels with the Company’s electric propulsion systems.

On March 10, 2025, the Company announced the filing of its tenth patent application related to its E-Motion™ Electric Powertrain System for its Adaptive Control of a Water Pump in a Marine Propulsion System, which is designed to regulate pump operation based on real-time conditions, optimizing cooling efficiency, reducing energy consumption, and extending propulsion component longevity.

On April 9, 2025, the Company announced the filing of its eleventh patent application related to its E-Motion™ Electric Powertrain System for an advanced secure communication framework employing token-based authentication to safeguard essential vessel systems from unauthorized access. The technology utilizes a secure gateway acting as a protective intermediary between external interface devices and internal CAN bus systems, preserving integrity while allowing authorized control of critical components like batteries, throttles, and motor controllers.

On April 16, 2025, the Company, along with MS Marine GmbH, announced the successful completion of internal hull optimization in the latter’s STERK brand of vessels. The joint engineering effort focused on refining the internal hull layout of STERK vessels to securely house the Company’s E-Motion™ Electric Powertrain System. This milestone represents a key deliverable under the exclusive supply agreement between the two companies

On May 6, 2025, the Company announced the filing of its twelfth patent application related to its E-Motion™ Electric Powertrain System for software-driven overload protection of cooling-pump motors integrated within the system. The patent introduces smart software within the Company’s E-Motion™ Electric Powertrain System that continuously monitors electrical conditions of the cooling-pump motor. Similar to a home’s digital circuit breaker, this system instantly disconnects power when an overload is detected, eliminating the need for traditional hardware fuses.

On May 16, 2025, the Company reached a settlement agreement resolving an outstanding legal claim related to certain of its Series A Convertible Preferred shareholders. The Company agreed to issue 250,000 Voting Common Shares to these shareholders to settle the dispute. The settlement received court approval on August 13, 2025 resulting in the issuance of 250,000 Voting Common Shares to the plaintiffs.

On June 11, 2025, the Company announced the expansion of its partnership with Octillion Power Systems, a U.S.-based lithium-ion battery manufacturer, to produce high-voltage battery packs dedicated exclusively to the American market. Under the terms of the agreement, Octillion Power Systems will assemble the Company’s new proprietary 45.36 kWh battery packs at its facility in Nevada, aiding in fast, cost-efficient distribution across North America. These batteries are designed to support both the Company’s OEM integrations and consumer-facing electric boat offerings, delivering increased power, extended range, and improved performance, while reducing total system cost and simplifying logistics.

On June 18, 2025, announced that its E-Motion™ Electric Powertrain System has been approved for inclusion in California’s Clean Off-Road Equipment (“CORE”) Voucher Incentive Project. The voucher approval grants the Company’s propulsion kits eligibility for point-of-sale vouchers of up to $170,000 per unit, substantially reducing the cost of adopting electric propulsion for organizations modernizing their electric fleets.

On June 23, 2025, the Company announced that it had entered into an equity purchase agreement to acquire 100% of the issued and outstanding equity of NVG, a Florida-based recreational boat dealership, marina, and service provider. See the details of this transaction in section 1.4 below under the heading Business Acquisition – NVG.

On July 11, 2025, Xavier Montagne’s contract as the Company`s Chief Operating Officer and Chief Technology Officer concluded with the completion of his mandate following the successful industrialization and validation of the E-Motion™ Electric Powertrain System which was a project he led from concept to commercialization.

On July 16, 2025, the Company announced the appointment of Daniel Rathe as the Company`s Chief Technical Officer.

On July 28, 2025, the Company announced the expansion of its commercial activities across the global tender market by allocating a dedicated retail and service facility in Fort Lauderdale, focused exclusively on tenders and inflatables. This strategic property supports showroom expansion, accompanied by its marina which provides service capacity, aftermarket support for quick turnaround and on-site integration of both gas-powered and electric tenders, accelerating inventory turnover and operational readiness in this high-growth category.

On August 11, 2025, the Company announced a strategic partnership with Memphré Boat Racing, the student engineering team from the Université de Sherbrooke’s Faculty of Engineering. The partnership supports the team’s participation in the Monaco Energy Boat Challenge, an international competition at the forefront of sustainable marine innovation.

On August 14, 2024, the Company announced that Nautical Ventures had entered into a Letter of Intent with Nimbus Boats USA to exclusively distribute Nimbus powerboats on Florida’s West Coast.

On August 27, 2025, the Company announced the appointment of Maxime Poudrier as the Company`s Chief Operating Officer.

On August 28, 2025, the Company announced the launch of a dedicated electric boating division within NVG to provide customers with a complete EV-focused experience, encompassing sales, service, after-sales support, events, and a growing lineup of electric toys and watersports products.

On September 15, 2025, the Company announced a strategic partnership with Hydrofin, a U.S. company specializing in patented hydrofoil systems for pontoons. Through its NVG dealership network, the Company will integrate Hydrofin’s hydrofoil technology into its pontoon lineup. Hydrofin’s systems are engineered to lift pontoons partially out of the water, reducing drag and improving speed, range, and ride comfort. This makes them an especially valuable complement to the Company’s E-Motion™ Electric Powertrain System, where optimized efficiency directly translates to longer run-times and enhanced performance.

On September 26, 2025, the Company announced a strategic non-binding initiative with Port de Plaisance La Ronde to develop a technological and commercial hub dedicated to experience electric boating and activities on Île Sainte-Hélène, in Montreal and near Montréal–Trudeau International Airport. The project calls for the creation of an electric boating hub, bringing together a sales and distribution center, a technical and commercial training platform, and an expertise center to foster the adoption of electric propulsion in the marine industry.

On September 29, 2025, the Company announced the execution of a distribution agreement with Taiga Motors Inc. to serve as the exclusive dealer and authorized service provider for Taiga’s electric personal watercraft in major Florida markets. Under the agreement, NVG will have exclusive rights to distribute Taiga Motors Inc.’s electric personal watercraft across key Florida counties, including Miami-Dade, Broward, Palm Beach, and Hillsborough.

On September 30, 2025, the Company announced the world debut of the first dual application of the E-Motion™ Electric Powertrain System in partnership with STERK. The Sterk 31e dual integration expands the Company’s portfolio of 24 completed integrations of the E-Motion™ Electric Powertrain System across multiple recreational boating platforms, underscoring its unmatched expertise.

On October 10, 2025, the Company announced the sale of the property on which a NVG dealership is located at 300 U.S. Highway 1 in North Palm Beach, Florida. This property is one of the six real estate properties on which the Company held an option to purchase following the acquisition of NVG. The Company received approximately $2.03 million in net proceeds from the sale.

On October 23, 2025, the Company announced the sale of the property on which a NVG dealership is located at 139 Shore Court in North Palm Beach, Florida. This property is one of the six real estate properties on which the Company held an option to purchase following the acquisition of NVG. The Company received approximately $1.83 million in net proceeds from the sale. With the closing of this sale in conjunction the closing of the sale of 300 U.S. Highway 1, the contingent conditions associated with the Real Estate Note were satisfied, and the Company, accordingly, will issue a $2.0 million convertible note to Roger Moore. See the terms and condition of the Real Estate Note in section 1.4 below under the heading Business Acquisition – NVG.

On November 4, 2025, Clairitec S.A.S., a French-based supplier of battery chargers to the Company, advised that it had ﬁled a Notice of Civil Claim with the Commercial Tribunal of Bordeaux, France. The Claim alleges breach of contract, by the Company, of the supply contract it had entered with Clairitec S.A.S. on or about June 23, 2023, for the development and supply of battery chargers (the “Claim”). The stated amount of the Claim is €398,050. The Company believes the Claim is without merit and intends to vigorously defend itself against the Claim.

On November 4, 2025, the Company announced the filing of its thirteenth patent application related to its E-Motion™ Electric Powertrain System a sealed cooling-inlet assembly positioned directly on the electric outboard, providing a connection fitting that feeds the electric water pump mounted under the cowling. This configuration supports improved thermal management and ease of access for maintenance.

On November 5, 2025, the Company announced the selection of BRP Electrification Engineering Services to provide targeted resources to help advance performance and accelerate next-generation development within the Company’s propulsion platform. The engagement complements the Company’s leadership in marine-specific electrification with additional innovation capabilities that expand its long-term roadmap.

Financings

During the fiscal year ended August 31, 2025 as well as the period up to the filing date of this MD&A, the Company issued the following securities:

On September 16, 2024, the Company issued 37,778 Voting Common Shares as part of a public offering for a total cash consideration of $3,400,000 less transaction costs of $774,180. As part of this offering, we also issued 1,896 warrants to the placement agent exercisable at $112.50 per Voting Common Share.

During the month of September 2024, 400 Series A Convertible Preferred Shares were converted into 988 Voting Common Shares.

In October 2024, the Company established an “at-the-market” facility with ThinkEquity LLC for the sale of up to US$11.75 million of Voting Common Shares. During the year ended August 31, 2025, the Company issued 447,816 Voting Common Shares as part of the “at the market” public offering for a total cash consideration of $11,749,616 less transaction costs of $681,063.

On October 8, 2024, the Company implemented a reverse stock split, consolidating every 9 Voting Common Shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 19,512 Voting Common Shares.

On December 21, 2024, the Company forced the conversion of 1,950 Series A Convertible Preferred Shares in exchange for 4,821 Voting Common Shares. Following this conversion, there were no Series A Convertible Preferred Shares issued and outstanding.

On January 16, 2025, the Company issued 425,640 Voting Common Shares and 45,000 Pre-Funded Warrants as part of a private placement offering for a total cash consideration of $5,320,500 less transaction costs of $768,802, of which $435,794 was recorded as a reduction in equity and $333,008 was recorded as an expense. As part of this private placement, the Company issued warrants to purchase 235,320 Voting Common Shares for a period of five and a half years from the issuance date at an exercise price at $15.00. As part of this offering, we also issued 23,537 warrants to the placement agent exercisable at $15.00 per Voting Common Share.

On January 17, 2025, the Company forced the conversion of 3,000 Series B Convertible Preferred Shares in exchange for 7,408 Voting Common Shares. Following this conversion, there were no Series B Convertible Preferred Shares issued and outstanding.

In February 2025, 45,000 Pre-Funded Warrants were converted into 45,000 Voting Common Shares.

On March 31, 2025, the Company implemented a reverse stock split, consolidating every 10 Voting Common Shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 65,664 Voting Common Shares.

On August 18, 2025, the Company issued 2,075,000 Voting Common Shares and 1,425,000 Pre-Funded Warrants as part of a private placement offering for a total cash consideration of $7,000,000, less transaction costs of $1,037,762. As part of this offering, we also issued 175,000 warrants to the placement agent exercisable at $2.50 per Voting Common Share.

In August 2025, 1,425,000 Pre-Funded Warrants were converted into 1,425,000 Voting Common Shares.

During the year ended August 31, 2025, the Company issued a total of 86,160 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company.

During the months of September and October 2025, the Company issued a total of 101,598 Voting Common Shares to third parties in exchange for sub-contracting services provided to the Company related to marketing, investor relations and board fees.

Incentive Stock Options

During the fiscal year ended August 31, 2025, the Company granted the following stock options:

On July 25, 2025, the Company granted 2,000 options at an exercise price of $6.61 per share. The stock options will expire 5 years from the grant date.

During the fiscal year ended August 31, 2025, 52 options were forfeited and 450 options expired.

1.3       Selected Annual Financial Information

	Year Ended August 31, 2025	Year Ended August 31, 2024	Year Ended August 31, 2023
	$	$	$
Revenue	13,832,556	2,789,650	4,201,685
Gross Profit	4,766,494	1,101,543	1,138,105

Expenses	(26,410,605)	(11,663,749)	(16,850,465)

Income/(Loss) before Tax	(21,644,111)	(10,562,206)	(15,712,360)

Income Taxes	7,882	(179,035)	(207,580)

Total comprehensive income (loss)	(21,267,257)	(10,358,789)	(15,805,844)
Basic & Diluted Earnings (Loss) per Share	(24.53)	(1,135.64)	(2,228.34)

Balance Sheet
Working Capital Surplus (Deficit)(1)	9,277,798	524,845	(1,419,939)
Total Assets	69,913,257	8,456,101	17,843,450
Total Long-Term Liabilities	11,767,024	366,879	1,546,877

(1) Working capital surplus is calculated using current assets less current liabilities.

1.4 Results of Operations

Business Acquisition – NVG

On June 20, 2025 (the “Acquisition Date”), the Company completed the acquisition of all of the issued and outstanding shares of NVG, a Florida-based recreational boat retailer and service company. NVG operates multiple locations focused on the sale of new and used boats, parts and accessories, and the provision of related maintenance and marine services.

The acquisition forms part of the Company’s strategy to expand its U.S. footprint, broaden its dealer and distribution network and create a platform to support the commercialization of its electric propulsion solutions. Following the acquisition, NVG and its subsidiaries are wholly owned subsidiaries of the Company and have been consolidated from June 20, 2025.

Consideration Transferred

In accordance with IFRS 3, Business Combinations, the Company measured the consideration transferred at fair value at the Acquisition Date. The total purchase consideration was determined to be $10,880,631, consisting of the following components:

Fair Value
Component	$
Initial Convertible Note	5,601,934
Subsequent Convertible Note	1,235,598
Real Estate Note	2,545,013
Share Consideration	1,498,086
10,880,631

The Initial Convertible Note is a convertible promissory note which was issued to Roger Moore, a related party, at the Acquisition Date for $4 million, with a maturity date of June 20, 2027. The convertible note accrues interest at 6.0% per annum and has monthly interest payments of $20,000. The convertible note can be converted at anytime to Voting Common Shares of the Company at an exercise price of $8.624.

The Subsequent Convertible Note is a convertible promissory note which will be issued to Roger Moore, a related party, for up to $2 million with a term of 36 months. The convertible note will accrue interest at 6.0% per annum and have monthly interest payments of $10,000. The convertible note will be convertible at anytime to Voting Common Shares of the Company at an exercise price of $8.624.

The issuance is contingent on the outcome of certain legal claims against NVG. A 50% probability was assigned to the issuance of this instrument.

The Real Estate Note is a convertible promissory note which will be issued to Roger Moore, a related party, for $2 million with a term of 36 months. The convertible note will accrue interest at 6.0% per annum and have monthly interest payments of $10,000. The convertible note will be convertible at anytime to Voting Common Shares of the Company at an exercise price of $8.624. The issuance is contingent on the completion of certain real estate transactions (see below Real Estate Agreement section).

The Share Consideration consists of up to 255,012 Voting Common Shares of the Company to be issued to Roger Moore, a related party. The issuance is contingent on the completion of certain real estate transactions (see below Real Estate Agreement section).

The Initial Convertible Note, the Subsequent Convertible Note and the Real Estate Note contain embedded conversion features which require bifurcation into debt and option components in accordance with IAS 32 and IFRS 9. At the Acquisition Date, the fair value of each component was determined in accordance with IFRS 13 using valuation techniques consistent with those applied by an independent valuation specialist.

The debt components were valued using a discounted cash flow model based on the contractual interest and principal payments, discounted using credit-adjusted market yields reflective of Vision Marine’s estimated unsecured borrowing rate and observable credit spreads for CCC-rated U.S. Consumer Discretionary issuers with similar maturities. Where applicable, present-value adjustments were applied to instruments expected to be issued at a future date.

The conversion option components were valued using a Black-Scholes option pricing model, which incorporated Level 3 inputs including:

●	the Company’s quoted share price on the valuation date;
●	expected volatility based on historical daily, weekly and monthly volatility observations for the Company and comparable issuers;
●	risk-free interest rates derived from U.S. Treasury yields with maturities matching each instrument’s expected life;
●	expected terms to maturity consistent with the contractual lives of each instrument (adjusted for expected issuance timing where relevant);
●	a 0% dividend yield; and
●	for the Subsequent Convertible Note, a 50% probability weighting to reflect the contingent issuance conditions.

The Share Consideration was measured at fair value using the Company’s closing share price on June 20, 2025, adjusted for a discount for lack of marketability, determined with reference to put-option models and empirical restricted-stock studies.

In accordance with IFRS 9, each note was bifurcated into a debt host and an embedded derivative, and the Share Consideration was classified as equity, as follows:

Initial Convertible Note

●	Long-term debt portion: $3,282,369
●	Derivative (option) portion: $2,319,565

Subsequent Convertible Note

●	Long-term debt portion: $695,572
●	Derivative (option) portion: $540,026

Real Estate Note

●	Long-term debt portion: $1,376,954
●	Derivative (option) portion: $1,168,059

Share consideration

●	Contributed surplus: $1,498,086

The debt components are measured at amortized cost and the embedded derivatives are measured at fair value through profit and loss (“FVTPL”).

Real Estate Agreement

Prior to the acquisition, certain real estate previously used by NVG was transferred to entities controlled by the previous owner, Roger Moore. Concurrently with the acquisition, the Company entered into a Real Estate Agreement under which it may either:

●	acquire the equity of the real estate holding entities; or
●	approve a sale of the properties and receive the net proceeds (after selling costs and mortgages payable).

The Real Estate Note will be issuable if two of these properties are acquired or sold, while the Share Consideration will be issuable rateably as all of the real estate properties are acquired or sold. A 100% probability was assigned to the issuance of the Real Estate Note and the Share Consideration under the Real Estate Agreement.

Under the Real Estate Agreement, the Company is entitled to receive the net proceeds from the sale of six real estate properties owned by Marine Ventures LLC and related entities. The Company recognized Proceeds receivable from related parties of $10,389,917 at the Acquisition Date, representing the fair value of its right to receive those proceeds.

The Proceeds receivable from related parties consists of an issued non-interest bearing demand note receivable from Marine Ventures LLC of $3,422,154 and a contingent receivable of $6,967,763. Both of these instruments represent a pass-through right to receive the net cash proceeds (gross sale price less selling costs and outstanding mortgage balances) upon the sale of each property. The total Proceeds receivable from related parties is therefore a non-interest-bearing contingent financial asset whose settlement is linked directly to the completion of the underlying property sales.

Because the cash flows associated with the total Proceeds receivable from related parties are not fixed or solely payments of principal and interest (SPPI), the contingent receivable is required to be measured at fair value through profit or loss under IFRS 9. At the Acquisition Date, the fair value of $$6,967,763 reflected:

●	management’s estimate of expected net proceeds from all six properties;
●	the expected timing of property sales (through December 31, 2025);
●	probability-adjusted outcomes consistent with market participant assumptions; and
●	discounting of the estimated cash flows using a credit-adjusted discount rate of 18.6% to reflect both counterparty credit risk and the lack of a contractual interest feature.

Because the financial asset is measured at fair value through profit or loss, no amortized cost carrying amount is recorded, and subsequent changes in fair value are recognized in profit or loss in accordance with IFRS 9.

A 100% probability was assigned to realization of the Proceeds receivable from related parties based on the valuations and sales processes in place at the Acquisition Date.

In addition, it is classified as a current receivable due from a related party.

In October 2025, Marine Ventures LLC completed the sale of two of the six real estate properties that were part of the Real Estate Agreement described in note 6. The Company received net proceeds of approximately $3.8 million from these transactions, after repayment of the related mortgage obligations. Upon completion of these transactions, the contingent conditions associated with the Real Estate Note were satisfied, and the Company, accordingly, will issue a $2.0 million convertible note to Roger Moore under the terms and conditions described above.

Identifiable assets acquired and liabilities assumed

The purchase price allocation (“PPA”) was performed in accordance with IFRS 3. Except as noted below, the carrying values of assets and liabilities approximate their fair values. A brand name intangible asset was identified and valued using a relief-from-royalty method. Dealer agreements were not recognized as intangible assets because the manufacturers retain termination rights and the agreements do not meet the control or separability criteria under IFRS 3.

The identifiable assets acquired and liabilities assumed at fair value as at June 20, 2025 are summarized below:

Fair Value
Item	$
Cash and cash equivalents	1,869,559
Trade and other receivables	487,909
Inventories	35,137,729
Prepaid expenses and deposits to suppliers	656,996
Right-of-use assets	7,144,395
Property and equipment	2,313,826
Intangible asset	270,448
Proceeds receivable from related parties	10,389,917
Other financial assets	84,924
Trade and other payables	(6,584,138)
Contract liabilities	(4,675,341)
Floor plan financing	(41,974,306)
Lease liabilities	(7,213,676)
Long-term debt	(2,037,968)
Deferred income tax liability	(71,669)
Net identifiable assets (liabilities)	(4,201,395)

The reconciliation to the consideration transferred is as follows:

$
Net identifiable assets (liabilities)	(4,201,395)
Goodwill arising on acquisition	15,082,026
Total consideration transferred	10,880,631

Identifiable intangible assets

The NVG brand name was the only separately identifiable intangible asset recognized as part of the business combination. It was valued using a relief-from-royalty method under IFRS 13 based on:

●	an applied royalty rate of 0.1% of revenues;
●	a discount rate of 15%; and
●	an estimated useful life of 5 years.

The brand name is amortized on a straight-line basis over its estimated useful life and is included within “Trade name” in intangible assets. Dealer and franchise agreements were reviewed but were not recognized as separate intangible assets because they are non-transferable and revocable at the discretion of the grantors.

Goodwill arising on acquisition

Goodwill of $15,082,026 was recognized as the excess of the total consideration transferred over the net fair value of identifiable assets acquired and liabilities assumed. Goodwill reflects:

●	expected synergies from integrating NVG’s retail platform with the Company’s electric propulsion offerings;
●	the value of NVG’s assembled workforce and dealer relationships; and
●	anticipated growth opportunities in the U.S. recreational marine market.

Goodwill arising from the NVG acquisition was allocated to the NVG CGU, which forms part of the Company’s marine retail and distribution operations.

Deferred income tax liability

A deferred income tax liability of $71,669 was recognized on temporary differences arising from the fair value adjustments recorded in the purchase price allocation, primarily related to the brand name.

Goodwill impairment

As at August 31, 2025, the Company performed an impairment test of the NVG CGU. Based on a value-in-use and fair-value-less-costs-of-disposal analysis using updated cash-flow projections and market assumptions, the recoverable amount of the CGU was determined to be lower than its carrying amount.

The Company therefore recognized a goodwill impairment loss of $15,082,026, fully writing off the goodwill recognized on the NVG acquisition. See next section.

Acquisition-related costs

Acquisition-related legal, advisory and due diligence costs were expensed as incurred and are included within professional fees in the consolidated statement of comprehensive loss for the year ended August 31, 2025.

NVG contribution to results

From June 20, 2025 to August 31, 2025, NVG contributed approximately $12.8 million of revenue, $4.7 million of gross profit and a net loss of $0.5 million to the Company’s consolidated results.

If the acquisition had occurred on September 1, 2024, management estimates that consolidated revenues for the year ended August 31, 2025 would have been approximately $76.5 million, and the consolidated net loss would have been approximately $53.1 million. Excluding a provision for impairment of inventories of approximately $20.6 million that was taken by NVG immediately before the Acquisition Date, the consolidated net loss would have been approximately $32.5 million. These pro-forma amounts are based on NVG’s historical results, adjusted to reflect differences in accounting policies and acquisition-related financing effects.

Goodwill impairment test as at August 31, 2025

Goodwill arising from the acquisition of NVG is allocated to a single cash-generating unit (“CGU”), which represents the lowest level within the Company at which goodwill is monitored for internal management purposes. The Company tests goodwill for impairment annually, or more frequently if events or circumstances indicate that the carrying value of the CGU may be impaired.

As at August 31, 2025, the Company completed its annual impairment test on the carrying value of goodwill associated with the NVG CGU in accordance with IAS 36. As at the testing date, the Company determined that the carrying amount of the NVG CGU exceeded its recoverable amount. Accordingly, the Company recorded a goodwill impairment loss of $15,082,026 for the fiscal year ended August 31, 2025. Following recognition of this impairment loss, the carrying amount of goodwill associated with the NVG CGU was reduced to nil as at August 31, 2025.

The recoverable amount of the NVG CGU was determined as the higher of its fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”). Consistent with the impairment indicators since the Acquisition Date, management concluded that the VIU calculation produced a negative recoverable amount due to declining operating performance. As such, the recoverable amount was determined based on the fair value less costs of disposal approach.

The FVLCD was estimated using an adjusted net asset value methodology. Under this approach, the carrying values of working capital, property and equipment, right-of-use assets, and security deposits were assessed to approximate fair value. No additional value was attributed to goodwill, as forecasted cash flows did not support any recoverable amount beyond the fair value of identifiable net assets. The brand intangible asset was assessed to approximate its fair value based on a market participant analysis.

The impairment test incorporated the following key inputs and assumptions:

●	Cash flow projections prepared by management reflecting the NVG CGU’s most recent financial performance and expectations of declining profitability in the near term.
●	Discount rate (post-tax) between 14.5% and 16.0%, with a midpoint of 15.3%, consistent with observable market data for comparable public companies.
●	A terminal long-term growth rate of 2.0%.
●	A determination that the VIU methodology did not support any recoverable goodwill due to negative enterprise value results.

In performing its analysis, management revised downward the forecasted revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) levels of the NVG CGU due to:

●	continued underperformance at certain dealership locations;
●	reduced margins and increasing inventory financing costs;
●	overall weakness in the recreational boating market; and
●	the absence of observable market transactions supporting a higher enterprise valuation.

When considered in aggregate, these factors reduced the CGU’s recoverable amount below the carrying amount of its allocated goodwill, resulting in the full impairment recognized during the period.

Given that the recoverable amount under both the FVLCD and VIU methodologies did not support the carrying value of goodwill, any reasonably possible change in the key assumptions used in the calculations would not result in the reversal of the impairment loss recognized.

Three-month period ended August 31, 2025

Following the acquisition of NVG on June 20, 2025, the Company now operates with two reportable segments:

-	VM Segment which includes the legacy operations of the Company before the NVG acquisition.
-	NVG Segment which includes the acquired operations of NVG.

Selected financial information by segment for the three-month periods ended August 31, 2025 and 2024 are provided below:

	August 31, 2025			August 31, 2024
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Sales of boats	518,864	11,140,239	11,659,103	655,529	—	655,529
Sales of parts and maintenance	19,354	1,667,649	1,687,003	30,407	—	30,407
Boat rental revenues	77,257	27,675	104,932	60,270	—	60,270
Sale of powertrain systems	—	—	—	—	—	—
Revenues	615,475	12,835,563	13,451,038	746,206	—	746,206

Gross profit	60,774	4,722,164	4,782,938	287,018	—	287,018
Gross profit percentage	10%	37%	36%	38%	N/A	38%

Net loss before taxes	(12,553,753)	(253,354)	(12,812,107)	(2,635,527)	—	(2,635,527)

Revenue for the three-month period ended August 31, 2025 was $13,451,038 (August 31, 2024: $746,206). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, revenues for the current period would have been $615,475. The decrease of 18% for the VM segment resulted from a 22% decrease in revenues from the sale of electric boats, which was partially offset by a 28% increase in revenues from the Company’s rental operations.

The Company’s gross profit for the three-month period ended August 31, 2025 increased to $4,782,938 (August 31, 2024: $287,018). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, gross profit for the current period would have been $60,774. The decrease of 79% for the VM segment is due primarily to the decrease in sale of boats as well as a product mix of sales that was skewed more towards low margin boat brands.

During the three-month period ended August 31, 2025, the Company incurred a net loss before taxes of $12,812,107 (August 31, 2024: $2,635,527). The increase in net loss before taxes was due primarily to a goodwill impairment loss of $15,082,026 (see explanation above) which was partially offset by gains attributable to mark to market valuations of its derivative liabilities at the balance sheet date.

Overall, the Company’s operating expenses for the three-month period ended August 31, 2025 were $7,211,493 (August 31, 2024: $2,419,933). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, total operating expenses for the current period would have been $2,911,403. The detailed breakdown of the operating expenses by segment is provided below:

	August 31, 2025			August 31, 2024
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Research and development	(92,363)	—	(92,363)	581,709	—	581,709
Office salaries and benefits	426,519	1,738,730	2,165,249	448,510	—	448,510
Selling and marketing expenses	820,614	1,102,170	1,922,784	216,229	—	216,229
Professional fees	1,345,856	53,017	3,283,330	776,898	—	776,898
Office and general	286,444	1,073,463	1,398,873	231,649	—	231,649
Depreciation and amortization	116,203	332,710	448,913	144,256	—	144,256
Share-based compensation	8,130	—	8,130	20,682	—	20,682

Total operating expenses	2,911,403	4,300,090	7,211,493	2,419,933	—	2,419,933

The following variances were observed for the VM segment for the three-month period ended August 31, 2025:

●	Research and development costs for the three-month period ended August 31, 2025 included credits and grants received from various governmental entities in the quarter. The decrease is due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing core research and development costs during the period.
●	Office salaries and benefits for three-month period ended August 31, 2025 were $426,519 (August 31, 2024: $448,510). The decrease is due to reduced staffing since the beginning of the prior fiscal year.
●	Selling and marketing expenses for the three-month period ended August 31, 2025 decreased to $820,614 (August 31, 2024: $216,229) due to increased attendance at boat shows as well as increased marketing and investor relations costs.
●	Professional fees for the three-month period ended August 31, 2025 were $1,345,856 (August 31, 2024: $776,898) due to the due diligence and legal costs associated with the NVG acquisition.
●	Office and general expenses for the three-month period ended August 31, 2025, were $286,444 (August 31, 2024: $231,649). The increase is due to certification fees associated with the integration program related to the E-Motion™ Electric Powertrain System.
●	Share-based compensation for the three-month period ended August 31, 2025 decreased to $8,130 (August 31, 2024: $20,682). 2,000 new stock options were granted during the three-month period ended August 31, 2025. The costs include past grants of stock options which are recognized when the stock options are vested. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.

Net finance income for the three-month period ended August 31, 2025 amounted to $5,078,931 (August 31, 2024: $2,624,705). This fluctuation was caused primarily by mark to market valuations of the Company’s derivative liabilities at the balance sheet date, which was partially offset by $680,428 in interest expenses incurred in the NVG segment.

Fiscal year ended August 31, 2025

Selected financial information by segment for the fiscal year ended August 31, 2025 and 2024 are provided below:

	August 31, 2025			August 31, 2024
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Sales of boats	739,215	11,140,239	11,879,454	1,273,441	—	1,273,441
Sales of parts and maintenance	56,142	1,667,649	1,723,791	69,969	—	69,969
Boat rental revenues	144,332	27,675	172,007	1,446,240	—	1,446,240
Sale of powertrain systems	57,304	—	57,304	—	—	—
Revenues	996,993	12,835,563	13,832,556	2,789,650	—	2,789,650

Gross profit	44,330	4,722,164	4,766,494	1,101,543	—	1,101,543
Gross profit percentage	4%	37%	34%	39%	N/A	39%

Net loss before taxes	(21,385,757)	(253,354)	(21,644,111)	(10,562,206)	—	(10,562,206)

Revenue for the fiscal year ended August 31, 2025 was $13,832,556 (August 31, 2024: $2,789,650). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, revenues for the current year would have been $996,993. The decrease of 63% for the VM segment resulted primarily from a decrease in the revenue generated by the Company’s boat rental operations which were largely affected by the sale of EB Rental, Ltd. in April 2024.

The Company’s gross profit for the fiscal year ended August 31, 2025 increased to $4,766,494 (August 31, 2024: $1,101,543). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, gross profit for the current year would have been $44,330. The decrease is due primarily to the decrease in revenues.

During the fiscal year ended August 31, 2025, the Company incurred a net loss before taxes of $21,644,111 (August 31, 2024: $10,562,206). The increase in net loss before taxes was due primarily to a goodwill impairment loss of $15,082,026 (see explanation above) which was partially offset by gains attributable to mark to market valuations of its derivative liabilities at the balance sheet date.

Overall, the Company’s operating expenses for the fiscal year ended August 31, 2025 were $15,079,841 (August 31, 2024: $10,832,714). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, total operating expenses for the current year would have been $10,779,751. The detailed breakdown of the operating expenses by segment is provided below:

	August 31, 2025			August 31, 2024
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Research and development	1,183,963	—	1,183,963	2,013,775	—	2,013,775
Office salaries and benefits	1,965,434	1,738,730	3,704,164	2,431,670	—	2,431,670
Selling and marketing expenses	2,711,685	1,102,170	3,813,855	1,486,975	—	1,486,975
Professional fees	3,283,330	53,017	3,336,347	2,390,369	—	2,390,369
Office and general	1,214,725	1,073,463	2,288,188	1,736,686	—	1,736,686
Depreciation and amortization	380,824	332,710	713,534	610,938	—	610,938
Share-based compensation	39,790	—	39,790	162,301	—	162,301

Total operating expenses	10,779,751	4,300,090	15,079,841	10,832,714	—	10,832,714

The following variances were observed for the VM segment for the fiscal year ended August 31, 2025:

●	Research and development costs for the fiscal year ended August 31, 2025 were $1,183,963 (August 31, 2024: $2,013,775 the decrease was due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing core research and development costs during the period, which was partially offset by integration costs related to the fitting of the Company’s E-Motion™ powertrains to third party prototypes for testing purposes with several major boat manufacturers including Smoker Craft Inc., Massimo Marine and STERK.
●	Office salaries and benefits for the fiscal year ended August 31, 2025 were $1,965,434 (August 31, 2024: $2,431,670). The decrease is due to reduced staffing since the beginning of the prior fiscal year.
●	Selling and marketing expenses for the fiscal year ended August 31, 2025 increased to $2,711,685 (August 31, 2024: $1,486,975 due to increased attendance at boat shows as well as increased marketing and investor relations costs.
●	Professional fees for the fiscal year ended August 31, 2025 increased to $3,283,330 (August 31, 2024: $2,390,369) due to the due diligence and legal costs associated with the NVG acquisition as well as legal costs associated with required regulatory filings related to various capital raises in the year.
●	Office and general expenses for the fiscal year ended August 31, 2025 were $1,214,725 (August 31, 2024: $1,736,686). The decrease is due to cost-cutting measures the Company began implementing since the beginning of the prior fiscal year.
●	Share-based compensation for the fiscal year ended August 31, 2025 decreased to $39,790 (August 31, 2024: $162,301), as the Company granted 2,000 stock options during the fiscal year.. The costs include past grants of stock options which are recognized when the stock options are vested. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.

For the fiscal year ended August 31, 2025, the Company realized net finance income of $4,130,500 (August 31, 2024: $5,498,656). The decrease is due primarily to $832,500 in costs associated with the settlement of a legal claim with certain former Series A preferred shareholders as well as $680,428 in interest expenses incurred in the NVG segment.

1.6 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric outboard powertrain systems, rental of electric boats and boats sales. The Company’s financial success is dependent upon its ability to market and sell its outboard powertrain systems and sell boats; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by internally generated cashflow from operations and the support of its shareholders. During the year ended August 31, 2023, the Company raised net proceeds of $9,287,254 while, during the year ended August 31, 2024, the Company raised net proceeds of $6,197,656. During the current fiscal year ended August 31, 2025, the Company raised net proceeds of $25,103,817. However, should the Company need further funding, there is no assurance that equity funding will be possible at the times required by the Company. If no funds can be raised and sales of its products do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company generated net loss before tax of $21,644,111 and net loss of $21,651,993 during the fiscal year ended August 31, 2025 and has a cash balance and a working capital surplus of $7,418,779 and $9,277,798, respectively, as at August 31, 2025. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on the support of its shareholders to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives, seeking additional financing from both the public and private markets through the issuance of equity securities, and potentially selling assets which do not align with the Company’s outlook of future operations. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of the consolidated financial statements for the fiscal year ended August 31, 2025.

As of November 28, 2025, the Company had 5,008,735 issued and outstanding common shares and 6,639,051 on a fully diluted basis.

The Company had $9,277,798 of working capital surplus as at August 31, 2025 compared to $524,845 working capital surplus as at August 31, 2024. The increase in working capital surplus during the fiscal year ended August 31, 2025 resulted from the cash used in operations of $8,930,421 (August 31, 2024: $8,279,446); cash provided by investing activities of $1,542,805 (August 31, 2024: $326,144) resulting primarily from net cash acquired on the acquisition of NVG of $1,869,559 offset by additions to property, equipment and intangibles of $326,754 (August 31, 2024: $491,359); financing activities provided cash of $14,759,604 (August 31, 2024: $5,518,189), caused by the issuance of various securities of $25,103,817 (August 31, 2024: $5,958,926), an increase in long-term debt of $207,161 (August 31, 2024: $387,460), and an increase in floor plan financing of $1,069,341 (August 31, 2024: nil). These increases were partially offset by the repayment of lease liabilities of $494,200 (August 31, 2024: $480,199), the repayment of long-term debt of $581,733 (August 31, 2024: $308,386), and the repayment of floor plan financing of $10,531,983 (August 31, 2024: nil).

1.7 Capital Resources

As at August 31, 2025, the Company had cash of $7,418,779 (August 31, 2024: $46,791).

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Notes 17 and 31 of the Company’s consolidated financial statements for the fiscal year ended August 31, 2025.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Related party balances and transactions

The following table summarizes the Company’s related party transactions for the fiscal years ended August 31:

	2025	2024	2023
	$	$	$
Expenses
Research and development
Mac Engineering, SASU	997,479	2,028,793	405,416
Office salaries and benefits
Montana Strategies Inc.	—	—	21,481
Interest expense
Roger Moore	45,448	—	—
Rent expense
California Electric Boat Company	196,129	16,503	—
Marine Ventures LLC	148,032	—	—
Income booked through Contributed Surplus
Management fees
Marine Ventures LLC	254,084	—	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc. Prior to August 1, 2024, this lease was accounted for as a right-of-use asset and lease liability. However, on August 1, 2024, the lease was renegotiated for a one year term only and ceased to be accounted for as a right-of-use asset and lease liability. As such, as at August 31, 2025, the right-of-use asset for this lease was nil (August 31, 2024 – nil; August 31, 2023 – $939,014) and the lease liability was nil (August 31, 2024 – nil; August 31, 2023 – $1,031,202).

The following table summarizes the remuneration of directors and key management of the Company for the fiscal years ended August 31,:

	2025	2024	2023
	$	$	$
Wages	1,106,020	1,364,939	1,817,918
Share-based payments – capital stock	110,604	84,637	320,264
Share-based payments – stock options	18,146	104,255	283,844
	1,234,770	1,553,831	2,422,026

At the end of the year, the amounts due to and from related parties are as follows:

	2025	2024
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	18,193	18,530
Alexandre Mongeon	10,333	10,526
	28,526	29,056

Current advances due from related party
Alexandre Mongeon	—	62,270

Amounts due to related parties included in trade and other payables
Alexandre Mongeon	16,946	63,859
Xavier Montagne	—	8,609
Raffi Sossoyan	7,277	8,524
Roger Moore*	19,520	—
Daniel Rathe	6,154	—
California Electric Boat Company	—	146,662
Mac Engineering, SASU	—	746,083
	49,897	973,737
*includes interest payable at August 31, 2025 of $6,058 (2024 - nil)

Proceeds receivable from related parties
Non-interest bearing demand note receivable from Marine Ventures LLC	3,422,154	—
Contingent receivable from Marine Ventures LLC	6,967,763	—
	10,389,917	—

Purchase consideration payable to related party
Initial Convertible Note due to Roger Moore (note 6 and 20)	3,111,810	—
Subsequent Convertible Note due to Roger Moore (note 6 and 20)	653,262	—
Real Estate Note due to Roger Moore (note 6 and 20)	1,283,484	—
	5,048,506

Share subscription receivable, current advances due to related party and amounts due to related parties included in trade and other payables are non-interest bearing and have no specified terms of repayment.

1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. There were no material changes in estimates other than the estimates with regards to the measurement of derivative liabilities, Real Estate Receivable and goodwill. See notes 5, 6, 7 and 28 to the Company’s consolidated financial statements for the year ended August 31, 2025.

1.11 Changes in Accounting Policies including Initial Adoption

See Note 4 of the Company’s consolidated financial statements for the year ended August 31, 2025. The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2025.

1.12 Controls and procedures

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and
●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures at August 31, 2025 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, solely due to the presence of a material weakness in internal controls over financial reporting as described below, which management is in the process of remediating.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

As a result of the year-end assessment process for the year ended August 31, 2025, we identified that we did not maintain effective processes and controls over the financial statement close process and the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2025.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weakness, management is in the process of hiring additional personnel and designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review of financial information and establishing additional review procedures over the accounting for complex and non-routine transactions. As at August 31, 2025, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness, management has concluded that the Company’s consolidated financial statements as at and for the year ended August 31, 2025 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Changes in internal controls over financial reporting

Other than as described above, no changes were made to our internal controls over financial reporting that occurred during the year ended August 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

1.14 Financial Instruments and risk management

See Note 28 to the Company’s consolidated financial statements for the year ended August 31, 2025.

1.15 Additional Information

HEAD OFFICE	CAPITALIZATION

730 Boulevard du Cure-Boivin	(as at November 28, 2025)
Boisbriand, Quebec
J7G 2A7	Voting Common Shares Authorized: Unlimited
Canada
Voting Common Shares Issued: 5,008,735
Tel: (450) 951 - 7009

Email: admin@v-mti.com

OFFICERS & DIRECTORS

Steve P. Barrenechea	AUDITORS
Director

M&K CPAS, PLLC
Dr. Philippe Couillard	24955 Interstate-45 N.
Director	Suite 400
The Woodlands, Texas, 77380
Luisa Ingargiola	U.S.A
Director

Pierre-Yves Terrisse
Director

Alexandre Mongeon,
Chief Executive Officer and Director

Maxime Poudrier	U.S. LEGAL COUNSEL
Chief Operating Officer
Ortoli Rosenstadt LLP
Daniel Rathe	366 Madison Avenue
Chief Technical Officer	3rd Floor
New York, New York, 10017
Raffi Sossoyan, CPA	U.S.A.
Chief Financial Officer